SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Ambev S.A. (“Company” or “Ambev”), in compliance with Circular Letter No. 7/2020-CVM/SEP, announces that Mr. Jean Jereissati Neto, its Chief Executive Officer, will participate in a public event to be held this coming Friday, October 2, 2020, as indicated below:

Event: ÉPOCA 360°, to be held on October 2, 2020, at 10:00 am, which will announce the winning companies of Época Negócios 360° Award 2020. Mr. Jean Jereissati Neto will participate in a live transmission to be mediated by Época Negócios.

Topic: The main topic of the event is the “Search for Excellence”, which will discuss the leadership role in this search, the challenges faced in 2020 and how to move forward in times of crisis.

Where: The event will be broadcasted live on the official channels of Época Negócios, and can be watched at the link: https://www.youtube.com/user/epocanegociosonline.

São Paulo, October 1, 2020.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer